JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500



February 7, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      JNL Series Trust
         File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 47 to the Registration Statement under the Securities Act of 1933 and Amendment No. 48 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) the addition of two new funds to be advised by Jackson National Asset Management, LLC (the JNL/Mellon Capital Management Index 5 Fund, and the JNL/Mellon Capital Management 10 x 10 Fund);

2) the merger of two funds (the JNL/Alger Growth Fund and the JNL/Oppenheimer Growth Fund) into one existing fund (the JNL/T. Rowe Price Established Growth Fund) to be sub-advised the fund's existing sub-adviser, T. Rowe Price Associates, Inc.;

3) the replacement of Fidelity Management & Research Company with Pyramis Global Advisors, LLC as sub-adviser for the JNL/FMR Balanced Fund, and the JNL/FMR Mid-Cap Equity Fund;

4) the replacement of Western Asset Management Company with Goldman Sachs Asset Management, L.P. as sub-adviser for the JNL/Western Asset Strategic Bond Fund;

5) the replacement of Western Asset Management Company with J.P. Morgan Investment Management Inc. as sub-adviser for the JNL/Western Asset U.S. Government & Quality Bond Fund;

6) the replacement of Western Asset Management Company with PPM America, Inc. as sub-adviser for the JNL/Western Asset High Yield Bond Fund; and

7)   to reflect other changes.

Please note that the JNL/MCM Index 5 Fund, and the JNL/MCM 10 x 10 Fund are the same as the funds offered through JNL Investors Series Trust (333-43300; 811-10041).

If you have any  questions, please  contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

February 7, 2007


VIA EDGAR

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Harry Eisenstein, Senior Counsel

Re:      JNL Series Trust
         File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
JNL Series Trust